

SECU ‖‖‖‖‖‖‖‖‖‖‖ SION
13011636



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SECU **ANNUAL AUDITED REPORT** SION
**FORM X-17A-5**
**PART III**

SEC FILE NUMBER
8- 44000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2012___ AND ENDING___December 31, 2012___
MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aaron Capital, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

320 Encinitas Blvd., Suite A
(No. and Street)

Encinitas      California      92024
(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Guiltinan      (760) 632-1344
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170     Northridge     California     91324
(Address)     (City)     (State)     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __Robert Guiltinan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aaron Capital, Inc.__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of __CALIFORNIA__
County of __SAN DIEGO__
Subscribed and sworn to (or affirmed) before me
on this 24th day of __JANUARY__ , 2013 by
__ROBERT GUILTINAN__ proved to me
on the basis of satisfactory evidences to be the
person who appeared before me.

_____
Notary Public

_____
Signature

__CFO__
_____
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AARON CAPITAL, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
AARON CAPITAL, INC.:

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of AARON CAPITAL, INC., (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

*WE FOCUS & CARE*

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AARON CAPITAL, INC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2013

# AARON CAPITAL, INC.
## Statement of Financial Condition
## December 31, 2012

### Assets

| | | |
|---|---|---:|
| Receivable from clearing organization | $ | 83,435 |
| Deposit with clearing organization | | 26,164 |
| Furniture , fixtures, and equipment, net | | 4,059 |
| Prepaid expense | | 10,131 |
| Other assets | | 2,500 |
| **Total assets** | $ | **126,289** |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 87,596 |
| Bank overdraft | | 1,672 |
| **Total liabilities** | | 89,268 |

Commitments and contingencies

**Stockholder's equity**

| | |
|---|---:|
| Common stock, no par value, 10,000,000 shares authorized, | |
| 1,000,000 shares issued and outstanding | 253,044 |
| Additional paid-in capital | 93,636 |
| Accumulated deficit | (309,659) |
| **Total stockholder's equity** | 37,021 |
| **Total liabilities and stockholder's equity** | $ 126,289 |

*The accompanying notes are an integral part of these financial statements.*

**AARON CAPITAL, INC.**
**Statement of Income**
**For the Year Ended December 31, 2012**

**Revenues**

| | | |
|---|---|---:|
| Commissions | $ | 981,410 |
| Management fees | | 73,164 |
| Other income | | 56,446 |
| **Total revenues** | | 1,111,020 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 50,322 |
| Commission expense | 845,308 |
| Professional fees | 84,502 |
| Occupancy expense | 43,300 |
| Other operating expenses | 86,416 |
| **Total expenses** | 1,109,848 |
| **Net income (loss) before income tax provision** | 1,172 |

| | | |
|---|---|---:|
| **Income tax provision** | | 800 |
| **Net income (loss)** | $ | 372 |

*The accompanying notes are an integral part of these financial statements.*

**AARON CAPITAL, INC.**

**Statement of Changes in Stockholder's Equity**

**For the Year Ended December 31, 2012**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2011 | $ 253,044 | $ 93,636 | $ (310,031) | $ 36,649 |
| Net income (loss) | - | - | 372 | 372 |
| Balance at December 31, 2012 | $ 253,044 | $ 93,636 | $ (309,659) | $ 37,021 |

*The accompanying notes are an integral part of these financial statements.*

# AARON CAPITAL, INC.
## Statement of Cash Flows
## For the Year Ended December 31, 2012

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | | $ 372 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation expense | $ 817 | | |
| (Increase) decrease in assets: | | | |
| Receivable from clearing organization | (72,024) | | |
| Prepaid expense | (1,566) | | |
| Other assets | 8,080 | | |
| Increase (decrease) in liabilities: | | | |
| Accounts payable and accrued expenses | 63,464 | | |
| Bank overdraft | 1,672 | | |
| Total adjustments | | | 443 |
| **Net cash provided by (used in) operating activities** | | | 815 |
| **Cash flow from investing activities:** | | | |
| Purchase of fixed assets | (4,876) | | |
| **Net cash provided by (used in) in investing activities** | | | (4,876) |
| **Net cash provided by (used in) financing activities** | | | - |
| **Net increase (decrease) in cash** | | | (4,061) |
| **Cash at beginning of year** | | | 4,061 |
| **Cash at end of year** | | | $ - |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

AARON CAPITAL, INC. (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including broker or dealer retailing OTC coporate and debt securities; underwriting or selling group participant on a best efforts basis; mutual fund retailer; U.S. government securities; selling varaible life insurance or annuities; and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture , fixtures, and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2012, the receivable from clearing organizations of $83,435 is pursuant to these clearance agreements.

### Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2012 was $26,164.

### Note 4: FURNITURE , FIXTURES, AND EQUIPMENT, NET

Furniture , fixtures, and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

|  |  |  | Useful Life |
|---|---|---:|---|
| Machinery and equipment | $ | 20,541 | 5-7 |
| Total cost of furniture , fixtures, and equipment |  | 20,541 |  |
| Less: accumulated depreciation |  | (16,482) |  |
| Furniture , fixtures, and equipment, net | $ | 4,059 |  |

Depreciation expense for the year ended December 31, 2012 was $817.

### Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

|  |  | Current |
|---|---|---:|
| Federal | $ | - |
| State |  | 800 |
| Total income tax expense (benefit) | $ | 800 |

The Company has available at December 31, 2012, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $24,121. The net operating losses begin to expire in the year 2027.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

## Note 6: OCCUPANCY

The Company entered into short-term operating agreements for three office spaces in New York, San Diego, and Tennessee. Occupancy expense was $43,300 the year ended December 31, 2012.

During the year ended December 31, 2012,the New York office was closed.

## Note 7: RELATED PARTY TRANSACTIONS

The Company rents office space in Tennessee from PPM Inc ("PPM") which is controlled by the 100% owner of the Company. The Company paid $19,292 in occupancy expense to PPM and an additional $16,019 in reimbursements for expenses incurred on the Company's behalf.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 9: COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company is presently engaged in two arbitration proceedings under the FINRA Dispute Resolution Arbitration Program. The first case involves an individual who invested approximately $132,000 through the Company and lost about $53,000 of the original investment. The claimant asserts that the company improperly supervised her investments, charged exorbitant commissions, and churned her account, thereby executing a significant number of trades without her authorization. Management feels that this claim is without merit and plans to vigorously defend itself in the arbitration proceeding.

## Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

The second case involves an individual that invested approximately $200,000, all of which was invested and lost in a real estate development project. The claimant charges that the Company failed to perform adequate due diligence or suitability analyses before recommending the investment, failed to properly supervise and monitor its employee, and failed to enforce industry and internal rules that governed its employee's conduct. Management feels that this claim is without warrant and plans to vigorously defend itself in the arbitration proceeding.

Since the outcome of either one of these arbitration claims cannot be predicted with any degree of certainty, these financial statements do not contain any adjustments pertaining to the outcome of the proceedings.

## Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011). | After December 15, 2011 |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |

**Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| | | |
|---|---|---|
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011). | After December 15, 2011 |
| 2012-02 | Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012). | After September 15, 2012 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 11: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $20,331 which was $14,380 in excess of its required net capital of $5,951; and the Company's ratio of aggregate indebtedness ($89,268) to net capital was 4.39 to 1, which is less than the 15 to 1 maximum allowed.

**Computation of net capital**

| | | | | |
|---|---|---:|---|---:|
| Common stock | $ | 253,044 | | |
| Additional paid-in capital | | 93,636 | | |
| Accumulated deficit | | (309,659) | | |
| | | | | |
| **Total stockholder's equity** | | | $ | 37,021 |
| Less: Non-allowable assets | | | | |
| Furniture , fixtures, and equipment, net | | (4,059) | | |
| Prepaid expense | | (10,131) | | |
| Other assets | | (2,500) | | |
| | | | | |
| **Total non-allowable assets** | | | | (16,690) |
| | | | | |
| **Net capital** | | | | 20,331 |

**Computation of net capital requirements**

Minimum net capital requirements

| | | | | |
|---|---|---:|---|---:|
| 6 2/3 percent of net aggregate indebtedness | $ | 5,951 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| | | | | |
| Net capital required (greater of above) | | | | (5,951) |
| **Excess net capital** | | | $ | 14,380 |

Ratio of aggregate indebtedness to net capital      4.39 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012.

A computation of reserve requirements is not applicable to AARON CAPITAL, INC. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**AARON CAPITAL, INC.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**


Information relating to possession or control requirements is not applicable to AARON CAPITAL, INC. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

AARON CAPITAL, INC.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
AARON CAPITAL, INC.:

In planning and performing our audit of the financial statements of AARON CAPITAL, INC. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940   fax 818.886.1924   web www.baicpa.com
LOS ANGELES  NEW YORK  OAKLAND  SEATTLE                    WE FOCUS & CARE"

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

> The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2013

AARON CAPITAL, INC.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended December 31, 2012



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
AARON CAPITAL, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by AARON CAPITAL, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating AARON CAPITAL, INC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AARON CAPITAL, INC.'s management is responsible for the AARON CAPITAL, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2.  Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012, noting no differences;

3.  Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by AARON CAPITAL, INC. supporting the adjustments noting no differences; and

5.  Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2013

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940  *fax* 818.886.1924  *web* www.baicpa.com
LOS ANGELES  NEW YORK  OAKLAND  SEATTLE                    *WE FOCUS & CARE*

# AARON CAPITAL, INC.
## Schedule of Securities Investor Protection Corporation
## Assessments and Payments
## For the Year Ended December 31, 2012

|  | Amount |
|---|---|
| Total assessment | $ 2,777 |
| SIPC-6 general assessment<br>Payment made on October 9, 2012 | (636) |
| SIPC-7 general assessment<br>Payment made on February 20, 2013 | (2,141) |
| Total assessment balance<br>(overpaymment carried forward) | $ - |